September 17, 2015

VIA EMAIL

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Sleepaid Holding Co. Amendment No. 1 to Form 10-12G Filed August 13, 2015 Form 10-Q for the Quarterly Period Ended June 30, 2015 Filed August 24, 2015 File No. 000-55446

Dear Ms. Ransom:

In response to your letter of August 28, 2015 regarding the above-referenced issuer, Sleepaid Holding Co. (the "Company"), please be advised that the Company is responding to the Staff’s comments in this letter. As requested in your letter, this letter references where each response to your specific comment was made in each respective filing. For ease of reference, we have followed the numbering format of your letter in responding:

General

1. In order to reduce the number of comments that we issue after reviewing your responses, please perform the following steps prior to submitting your next amendment. Please ensure that your responses contain enough information to have responded to all aspects of our comments. In this regard, a response that merely states, “Comment complied with in amendment filed herewith” would not be fully responsive to a comment that deals with a complex issue or requests that you provide us with information. As a general rule, your response to each comment should explain in reasonable detail how you considered the issue that we raised, your conclusion as to whether revisions to your filing were needed, where such revisions were made, and if no revisions were made, your analysis of why no revisions were needed. Where our comments request your analysis of the appropriate accounting, your response should cite the specific accounting literature that you considered and explain in reasonable detail how such literature applies to your specific facts and circumstances to result in the accounting reflected in your financial statements. Several of our comments resulted from the fact that the response to a prior comment did not thoroughly address all of our concerns or provide all of the information requested.

28494 Westinghouse Place, Suite 305 | Valencia, California 91355

661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com

www.mcdowellodom.com

RESPONSE:

The Company has noted your concerns and will respond as requested in this letter as well as in the amendment being filed.

Item 1. Business

Business, page 3

2. We note your revised disclosure in response to comment 2. However, certain information regarding the company’s business operations remains unclear. In this regard we note that you have not clearly stated how many self-managed and franchise stores the company currently owns and operates, nor have you described the material terms of your franchise agreements, including how the company generates revenue from sales by franchisees. Please enhance your Business section disclosure to ensure that your disclosure provides a complete overview of the company’s current business operations and sales and marketing strategy.

RESPONSE:

In the amendment being filed, the Company has included the information concerning the numbers of self-managed and franchised stores as well as the basic terms of the franchise agreement with the franchisees.

3. We note your revised disclosure in response to comment 3, including a discussion of certain proposed costs for your strategic plans. However, you have not provided an estimate of the costs to open your targeted number of new self-operated stores by the end of 2015. Additionally, it is unclear how you would prioritize your goals to increase stores, make acquisitions and develop your e-commerce platform in the event that you are unable to raise all of the necessary additional capital. It is also unclear on what grounds the company reasonably “expect[s] to carry out… acquisitions in the second half of 2016 with an estimated budget of $US 2.5 million” and whether the company has any firm financing commitments currently in place. If no firm financing commitments are in place for any of your articulated plans, please state as much. Please enhance your disclosure to more fully address each of the plans you articulate, including the proposed costs to achieve each of your stated goals, and how your business goals and objectives will change based on your ability or inability to raise the necessary amount of additional capital.

28494 Westinghouse Place, Suite 305 | Valencia, California 91355

661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com

www.mcdowellodom.com

RESPONSE:

In the amendment being filed, the Company has revised its disclosure to disclose its cost estimates for opening new stores as well as expanding its discussion to detail where the funds are expected to come from to carry out its proposed operations and where the Company would be required to scale back its proposed expansion if it lacks the necessary capital.

4. We note your added disclosure on page 6 in response to comment 4. Please advise how the awards you describe support your statements that the company “has built a name for itself as a reliable provider of high-quality products in South China” and has a “leading position.”

RESPONSE:

In the amendment being filed, the Company describes the awards and recognition that it has received for its products as support for its reputation in South China.

5. We note the company’s reliance, in note 3 to the company’s consolidated financial statements, on certain significant customers and suppliers. Please describe these relationships and any material contracts pursuant to Items 101(h)(4)(vi) and 601(b)(10) of Regulation S-K.

RESPONSE:

Supplementally, please be advised that the Company has salespeople working in various stores where the Company’s salespeople sell the Company’s products to the customers of the stores. The stores take a commission on the gross sales and remit the balance to the Company. These are considered to be the company-owned stores since the Company has a dedicted counter from which to display and sell its products. The Company is responsible for setting up and maintaining the counter as well as hiring and paying the sales staff for the counter. One store represents approximately one-third of the Company’s sales while another store represents approximately 10% of the Company’s sales.

The suppliers and customers listed under note 3 to the Company’s consolidated financial statements do not have any family relationship with the Company or any affiliate of the Company.

The Company’s suppliers provide it with payment terms ranging from 60 days to 90 days to pay for the products after the products are delivered to the Company. Suppliers offer warranties on the Company’s products, which range from one year for pillows to five years for mattresses. The Company’s suppliers deliver the goods ordered within 30 days of the date of the order and the products must conform to industry standards. One vendor provides the Company with approximately 25% of its products while there are two additional suppliers who each provide approximately 15% of the Company’s products.

28494 Westinghouse Place, Suite 305 | Valencia, California 91355

661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com

www.mcdowellodom.com

The Company requires our new franchisees to pay for their products in full before it ships the products to them. For existing franchisees that have been franchisees at least one year, the Company may allow them to pay for the products within 30 days after products are delivered. The Company offers its customers warranties on products they purchase which are essentially the same warranties are the suppliers of those products provide to the Company.

The Company has supplemented its disclosure in the amendment being filed to describe the information provided above.

Item 2. Financial Information

Summary Financial Data

Summary Financial Information, page 16

6. We note your response to comment 10 and reissue our comment. You currently quantify every major category of income or expense from your income statement except for cost of revenues. In order to provide your investors with a complete summary of your income statement, please also quantify cost of revenues, or tell us why you do not believe quantification is important.

RESPONSE:

In the amendment being filed, the Company has quantified its cost of revenue as requested.

7. We note your response to comment 11 and reissue our comment. Please reflect the same line items from the income statement for both the year ended December 31, 2014 and the three months ended March 31, 2015 to provide consistency. Specifically, for the annual period you currently present the line item within non-operating income/expense titled “Other (expenses) income.” However, for the interim period you label your non-operating income/expense as other income/expense and present the subtotal of all non-operating income/expense. Please label this category of income and expense consistently on the face of your financial statements and present the same line item within your annual and interim summary financial information.

RESPONSE:

The Company is aware of this and will make changes accordingly. Please see revised line item disclosures in amendment being filed.

28494 Westinghouse Place, Suite 305 | Valencia, California 91355

661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com

www.mcdowellodom.com

Management Discussion and Analysis

Liquidity and Capital Resources, page 19

8. We note your revised disclosure in which you state that “the company estimates that its current and available capital resources are sufficient to fund its planned operations through the first quarter of 2016.” Because you do not appear to have sufficient resources to fund planned operations for a twelve-month period, please revise your disclosure to state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency.

RESPONSE:

In the Company’s response, the potential shortfall is described as well as remedies for handling any potential shortfall.

Operating Activities, page 19

9. We note your response to comment 20 as well as the revisions made on page 19 of your amended filing, and we are reissuing our comment. Your current discussion of the change in operating activities continues to be merely a recitation of the dollar amounts seen on your statement of cash flows. Please revise to include a discussion and analysis of the underlying reasons behind the changes in cash from operating activities, including but not limited to the reasons for material changes in accounts receivable as well as inventory. To put these changes into perspective given your high rate of growth, please consider addressing your accounts receivable and inventory in terms of days outstanding or turnover instead of solely describing the change in the absolute dollar amounts.

RESPONSE:

In the amendment being filed, the Company has described the increases in cash from operating activities and the reason for the changes from 2013 to 2014.

Item 4. Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Certain Beneficial Owners, page 21

10. We note your revised disclosure in response to comment 21. Yet, it remains unclear why Mr. Wang is “deemed to be a control person of Amax” and has any beneficial interest, indirect or otherwise, in the shares of Amax owned by Cheung Kuen Harry. Please advise.

RESPONSE:

Although Cheung Kuen Harry owns 55% of Amax, he is a passive investor, and is not actively involved in Amax’s daily operations. Therefore, Mr. Wang is deemed to be the actual control person of Amax.

Item 5. Directors and Executive Officers, page 22

11. We note your revised disclosure in response to comment 24 in which you identify PTS, Inc. as a promoter of the company. However, based on your disclosure, it is unclear what consideration you gave to whether you are required to provide information pursuant to Item 404(d)(2) of Regulation S-K. In this regard we note the sale and issuance to PTS, Inc. of 230,000 shares of common stock on December 14, 2014. Please advise and revise your disclosure accordingly.

28494 Westinghouse Place, Suite 305 | Valencia, California 91355

661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com

www.mcdowellodom.com

RESPONSE:

In the amendment being filed, the Company has expanded its disclosure of the transaction by and between it and PTS in which PTS received shares of the Company’s common stock.

Sleepaid Holding Co Financial Statements for the Year Ended December 31, 2014 and the Three Months Ended March 31, 2015

Notes to Financial Statements

Note 6 – Subsequent Events, page 38

12. Your response to comment 26 indicates that you amended your filing to address our comment; however, we are unable to locate where you revised your disclosure. Specifically, you continue to disclose that the shares issued to YIL’s sole shareholder in connection with the exchange were in “restricted form” without describing those restrictions. As previously requested, please revise your disclosure to describe these restrictions in detail. Refer to ASC 505-10-50-3.

RESPONSE:

Supplementally, please be advised that the term “restricted” as used refers to the fact that the shares issued were issued without registration pursuant to exemptions from registration under Regulation D, Regulation S and Section 4(2) of the Securities Act of 1933, as amended, and that the shares are subject to general federal and state securities laws concerning the resale of those sales. In the amendment being filed, this has been clarified to eliminate any confusion regarding the term “restricted” securities.

Yugosu Investment Limited Financial Statements for the Year Ended December 31, 2014

Statement of Consolidated Stockholders’ Equity, page 44

13. Your response to comment 27 indicates that you amended your filing to address our comment; however, we are unable to locate where you revised your disclosure. Specifically, your Statement of Consolidated Stockholders’ Equity continues to present the activity of your equity accounts for the year ended December 31, 2012, which is outside of the period covered by your audit opinion. As previously requested, either remove the activity for the year ended December 31, 2012, or clearly label such data as unaudited.

28494 Westinghouse Place, Suite 305 | Valencia, California 91355

661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com

www.mcdowellodom.com

RESPONSE:

In the amendment being filed, the equity accounts for the year ended December 31, 2012 have been eliminated.

Notes to Consolidated Financial Statements, page 46

14. We note your response to comment 32. Please confirm to us that you earn no other material income from franchisees other than the sales of products as described on page 55, and bear no other material costs, commitments or obligations related to your franchisees, or revise your footnotes to describe your related accounting policies. Refer to ASC 952.

RESPONSE:

The Company confirms that it earns no other material income from the franchisees other than the sales of products to them. The Company assists its franchisees by posting the locations and contact information of the franchised stores on the Company’s website and holding special sales events. Other than that, the Company bears no other material costs, commitments or obligations related to its franchisees.

Note 2. Summary of Significant Accounting Policies, page 46

15. Your response to comment 36 indicates that you amended your filing to address our comment; however, we are unable to locate where you revised your disclosure. Therefore, we reissue our prior comment. You disclose in a risk factor on page 9 that you offer warranties on your products ranging from one to five years. If you offer warranties, please describe these warranties to us in more detail and tell us how you have complied with the disclosure requirements of ASC 460-10-50-7 and -8. If you do not offer warranties, please revise your risk factor.

RESPONSE:

The Company has revised the risk factor to disclose that the warranties it offers are the same or shorter than the warranties provided to the Company by the manufacturer. The Company provides consumers with warranties on our products ranging from one to five years. Due to the increase in new product introductions in recent years, the Company may still see significant warranty claims on products under warranty, which are early in their product life cycles. Also, in line with the Company’s strategy, as the Company continues to innovate to provide new products to its customers, itcould be susceptible to unanticipated risks with its warranty claims, which would impair liquidity but not profitability.

The Company is provided product warranties by the manufacturers: pillows have a three year warranty while mattresses have fifteen year warranty. The Company’s product warranties with its retail customers are as follows: pillows have one-year warranties and mattresses have five-year warranties. In this case, within the warranty-covered period, if the Company’s products have quality issues, the end-point customers can get either exchange or free repair by the manufacturer. The Company recalls the product, and returns the product to manufacturer. The Company does not have to bear any risk of the returned/exchanged/repaired products since its warranty is less than the manufacturers’ warranties.

28494 Westinghouse Place, Suite 305 | Valencia, California 91355

661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com

www.mcdowellodom.com

The repairs and exchange services cost will be ultimately borne by the manufacturer since they offer the same term to the Company. Therefore, the Company is not required to bear any cost on its product warranties and no provision on warranty expenses is incurred as long as the as warranty conditions provided by the manufacturers do not have change.

(l) Accounts Receivable, page 55

16. We note your response to comment 38 and are reissuing our comment. We note your disclosures and have the following comments:

•    We note that your trade receivables, net line item has increased significantly from December 31, 2013 to 2014 and represented approximately 34 days of sales outstanding at December 31, 2014. Please revise this footnote to better explain the circumstances that give rise to your trade receivables given the disclosure elsewhere in your filing that sales to your customers are typically on a cash basis. To the extent that you offer different terms to retail and wholesale customers, explanation of these differences may help to explain the existence of your trade receivables.

•    Additionally, please quantify for us the amount of your allowance for doubtful accounts at each date on the balance sheet, and confirm our assumption, if true, that there was no activity in the allowance account during 2013 or 2014. Please also confirm to us, if true, that all trade receivables outstanding as of December 31, 2014 have been subsequently collected, or if not, tell us the amounts not collected, why they were not collected and whether you recorded an allowance for these amounts during the three months ended March 31, 2015.

RESPONSE:

(1)	Our retail sales customers normally pay for their products at the time of the sale on a cash basis.

(2)

Our new franchisees must pay in full before we ship the products to them; for existing franchises at least one year old, we may allow them to pay for the products within 30 days after products are delivered.

(3)

For the Shopping mall self-managed stores, we have different payment term with them. The shopping malls keep the payment till the end of each month, and then they clear the monthly product payments. After they reconcile and confirm the account balance, we then make arrangements with them to collect the product payments. The whole collection cycle process takes approximately 60 to 90 days. As we opened more direct owned self-managed stores, our sales volume increased as well. Along with the longer collection terms, our account receivable increased compared to prior years collection process.

(4)

The Company will provide allowance for bad debt according to the historical data. As of December 31, 2014, the Company did not have bad debt in accounts receivable for 2013 and 2014. In 2015, the Company is going to provide an allowance for bad debt in the amount of $15,000. This amount is around 4% of our accounts receivable to reflect the collection process and market reality.

28494 Westinghouse Place, Suite 305 | Valencia, California 91355

661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com

www.mcdowellodom.com

Part I – Financial Information

Item 1. Financial Statements (unaudited)

Consolidated Statements of Operations, page 4

17. ASC 220-10-45 requires the presentation of comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Given the foreign currency translation adjustments recorded in accumulated other comprehensive income/loss within the financial statements in your Form 10, the guidance in ASC 220 appears to be applicable to you. Please revise future filings to comply with the requirements of this subtopic.

RESPONSE:

The Company will file future financial statements in consecutive financial statements format.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

18. We note your disclosure in your MD&A overview that growth in the e-commerce market is causing sales volume decreases for traditional retail stores. We also note your disclosure that you have changed your sales strategy to respond to this situation by starting to develop your O2O marketing channel so that you can maintain your sales volume. We further note your disclosure that you are implementing a new retail system to help your stores improve their sales volume, revenue, and competitive edge. We further note your disclosure that you are enhancing your supply chain management system to increase your inventory turnover ratio and to decrease supply shortages of your best selling products. If you make similar disclosures in the future, please comply with the following comments:

•    Please disclose in more detail what you mean by “O2O marketing channel,” your current progress in developing this channel and the costs incurred thus far, and your expected timing for completion of development of this channel and the anticipated future costs to complete it. Also disclose more detail explaining why management expects this marketing channel to assist you in maintaining your sales volume.

28494 Westinghouse Place, Suite 305 | Valencia, California 91355

661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com

www.mcdowellodom.com

•    Please disclose in more detail what comprises your new retail system, your current progress in developing this new retail system and the costs incurred thus far, and your expected timing for completion of this new retail system and the anticipated future costs to complete it. Also disclose more detail explaining why management expects this new retail system to improve your stores’ sales volume, revenue, and competitive edge.

•    Please disclose in more detail how you are improving your supply chain management, your current progress in this matter and the costs incurred thus far, and your expected timing for completion of this supply chain improvement and the anticipated future costs to complete your plan.

•    Please show us in your response the revised disclosures that you expect to make in future filings.

RESPONSE:

The “O2O marketing channel” is a term being frequently used by Chinese Business reports. It is used to reflect the combination of online services and offline services and the effort to make them work together to provide more practical services for our customers. The Company intends to connect its e-commerce platform with its retail supply chain system. Customers can place an order for products and pay for it online, and choose the retail store they want to pick up the product from or they can choose to ship the product by delivery companies. Then, after the order gets to the retail store, customers can arrange a time to pick up the product in store. This e-commerce platform helps the Company to explore markets in cities in which it doesn’t have stores. Management expects this marketing channel to assist the Company in maintaining its sales volume under current market conditions. Currently, the Company has the e-commerce platform displaying its products but customers cannot use the full function of it. The Company intends to have the platform ready and fully functional by the end of 2016.

The Company’s new retail system includes three parts: upgrade domestic developed ERP system, SleepAid’s recommended store decoration and layout (two display model formats adapted by the Company), and professional trainings.

The domestic developed ERP system is already implemented at the Company’s headquarters and the Company is conducting a beta test in three of its stores; once the system has stabilized, the Company plans to gradually introduce the system into all of its stores. Within nine months, the Company anticipates finishing the introduction of the system in all its stores. The whole system will cost approximately $30,000; thus far, the Company has spent $17,000.

The Company plans to to extend its agreements with the shopping malls, and then we will start to remodel the design and décor of the stores. Only stores signing new leases or lease extensions will be remodeled. The cost of this remodel will be $3,500 to $3,800 per store. The Company has lready remodeled nine stores will finish remodeling another 19 stores by the end of next year.

28494 Westinghouse Place, Suite 305 | Valencia, California 91355

661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com

www.mcdowellodom.com

The Company offers product knowledge training every month and has two comprehensive trainings each year. All the sales people and franchisees attend these trainings. The comprehensive training program has already occurred for this year and this program typically costs approximately $10,000 to $12,000. The monthly training will cost $200 for each store; the cost is mostly transportation costs.

The Company’s supply chain management’s core is its domestic ERP system. Enterprise resource planning (ERP) systems are used for the storage, organization, and integration and sharing of information. ERP software systems are supported by a variety of hardware and are linked to a database. This ERP system can keep track of its products sales timing to assist the Company in making accurate predictions as to when to place new orders so as to minimize delays in receiving and shipping of products. It also provides the Company with accurate inventory management to ensure that the Company maintains adequate inventory stock to meet approximately 30 days’ worth of historical demand. It can also help the Company to have a clear idea of its products’ sales pace, so that it can identify slow or not selling products and its best-selling products. The Company can then make the proper adjustment to its inventory.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also filing a letter acknowledging the above in a filing with the Commission being made at the same time that this correspondence is being filed.

Please contact me with any questions.

Sincerely, MCDOWELL ODOM LLP

/s/ Claudia McDowell
Claudia J. McDowell
/CJM
Enclosures

28494 Westinghouse Place, Suite 305 | Valencia, California 91355

661.449.9630 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com

www.mcdowellodom.com

SLEEPAID HOLDING CO.

Rm 10 1/F Wellborne Commercial Centre

8 Java Road

North Point, Hong Kong

September 17, 2015

VIA EMAIL

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Sleepaid Holding Co. Amendment No. 1 to Form 10-12G Filed August 13, 2015 Form 10-Q for the Quarterly Period Ended June 30, 2015 Filed August 24, 2015 File No. 000-55446

Dear Ms. Ransom:

In response to your correspondence dated August 24, 2015 concerning the above-referenced filing, the comment letter from the Commission and the response thereto filed on behalf of the above-referenced issuer, Sleepaid Holding Co. (the “Company”), please be advised, on behalf of the Company, that we acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings under the Exchange Act of 1934;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, SLEEPAID HOLDING CO.

/s/ Tao Wang
Tao Wang, President